Exhibit 99.4

TOTALFINAELF’s SALES FOR 2001

1.   CONSOLIDATED SALES

	2001	2000
	TOTALFINAELF	TOTALFINAELF
	(in millions of euros)	(in millions of euros)

UPSTREAM
First quarter	7 337	5 562
Second quarter	6 713	5 619
Third quarter	6 359	6 594
Fourth quarter	6 528	8 302

	26 937	26 077

DOWNSTREAM
First quarter	18 515	19 063
Second quarter	20 249	19 568
Third quarter	18 488	23 708
Fourth quarter	16 033	22 303

	73 285	84 642

CHEMICALS
First quarter	5 378	5 112
Second quarter	5 351	5 407
Third quarter	4 950	5 339
Fourth quarter	4 287	5 388

	19 966	21 246

HOLDING
First quarter	19	109
Second quarter	18	110
Third quarter	56	91
Fourth quarter	22	141

	115	451

Consolidation eliminations of internal sales
First quarter	-3 927	-3 796
Second quarter	-3 970	-4 332
Third quarter	-3 907	-4 833
Fourth quarter	-3 181	-4 898

	-14 985	-17 859

CONSOLIDATED SALES
First quarter	27 322	26 050
Second quarter	28 361	26 372
Third quarter	25 946	30 899
Fourth quarter	23 689	31 236

	105 318	114 557

2.   PARENT COMPANY’s SALES

	2001	2000
	(in millions of euros)	(in millions of euros)

OIL & GAS SALES
First quarter	1 112	3 759
Second quarter	1 053	3 444
Third quarter	1 019	4 524
Fourth quarter	765	4 761

	3 949	16 488

SERVICES PERFORMED
First quarter	198	89
Second quarter	248	87
Third quarter	206	81
Fourth quarter	343	123

	995	380

GLOBAL AMOUNT
First quarter	1 310	3 848
Second quarter	1 301	3 531
Third quarter	1 225	4 605
Fourth quarter	1 108	4 884

	4 944	16 868